Exhibit 99.1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 3, 2026

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held, at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 3, 2026, at 14:00 Israel time.

The Company is an Overseas Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.    To consider and act upon a proposal to re-elect Mr. Yeshayahu ("Shaike") Orbach, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2029, and until his successor has been duly elected.

2.    To consider and act upon a proposal to approve an increase in the monthly base salary of Mr. Liron Eizenman, the Company's President and Chief Executive Officer, in compliance with the Amended Executive Compensation Policy (“Compensation Policy”) and the Compensation Policy Cap (the “Cap”) as more fully set forth in the Proxy Statement included herewith.

3.    To consider and act upon a proposal to approve an increase in the monthly base salary of Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, in compliance with the Compensation Policy and the Cap.

4.    To consider and act upon a proposal to approve the grant of 38,333 Restricted Stock Units (“RSUs”) to Mr. Liron Eizenman, the Company's President and Chief Executive Officer, all pursuant to the Company's Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Compensation Policy and the Cap.

5.    To consider and act upon a proposal to approve the grant of 42,000 RSUs to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, all pursuant to the Plan and in compliance with the Compensation Policy and the Cap.

6.    To consider and act upon a proposal to authorize the Compensation Committee and Board of Directors of the Company to award annual bonuses to Mr. Yeshayahu ("Shaike") Orbach, from time to time.

7.    To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2026, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

8.    To review the Company's Financial Statements and Annual Report for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on April 29, 2026, will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors SILICOM LTD. /s/ Liron Eizenman Liron Eizenman President and Chief Executive Officer

Date: April 28, 2026

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 3, 2026

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on June 3, 2026, at 14:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 30, 2026. Directors, officers, and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on April 29, 2026, are entitled to vote at the Meeting. On March 31, 2026, 5,706,142 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 10, 2026 at 14:00 Israel time. If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), each of Proposals 1, 3, 5, 6 and 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Companies Law, each of Proposal 2 and 4 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the shares that voted for the approval of the proposal include at least a majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company, (the “Disinterested Majority”), all as further described under Proposals 2 and 4.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 31, 2026, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares (based on 5,706,142 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP (2)	553,619	9.70%
First Wilshire Securities Management, Inc. (3)	304,808	5.34%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of  March 31, 2026. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)	As reported on Schedule 13G/A filed by Systematic Financial Management, LP with the SEC on February 10, 2026.

(3)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 11, 2026.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2026.

*          *          *          *          *

PROPOSAL 1

TO RE-ELECT MR. YESHAYAHU SHAIKE ORBACH TO HOLD OFFICE AS DIRECTOR
FOR A THREE-YEAR TERM COMMENCING ON THE DATE OF THE MEETING

The management of the Company has selected Mr Yeshayahu (“Shaike”) Orbach to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Orbach. If Mr. Orbach is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Orbach, who is currently serving as Executive Vice Chairman of the Board and a director of the Company, has advised the Company that he will continue to serve as the Executive Vice Chairman of the Board and director if re-elected.

Mr. Orbach has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Orbach, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation

Mr. Yeshayahu (“Shaike”) Orbach	74
Mr. Orbach, has served as a director on the Company's Board since December 2001 and as Executive Vice Chairman of the Board since July 1, 2022. Prior to that, Mr. Orbach served as the Company's President and Chief Executive Officer from April 2001 until June 30, 2022. Before joining Silicom, Mr. Orbach held senior leadership roles at Opgal Ltd., Edusoft and Tecsys Ltd. Mr. Orbach holds a B.Sc. degree in Mechanical Engineering from the Technion.

In accordance with our Compensation Policy which was re-approved by the shareholders on June 18, 2025 (the "Compensation Policy"), Mr. Orbach will continue to be a party to an indemnification agreement with the Company in the form of the indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Yeshayahu (“Shaike”) Orbach as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The re-election of Mr. Orbach as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Orbach, who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Mr. Orbach as a director of the Company as set forth above.

PROPOSAL 2

TO APPROVE AN INCREASE IN THE MONTHLY BASE SALARY OF MR. LIRON
EIZENMAN, THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Compensation Committee and Board of Directors reviewed the monthly base salary currently paid to Mr. Liron Eizenman, the Company's President and Chief Executive Officer, which is equal to NIS 70,000 per month, and assessed its compatibility, to ensure that Mr. Eizenman’s base salary remains suitable and appropriate.

After their evaluation and assessment, and noting that Mr. Eizenman’s base salary had not been increased since his appointment commencing July 1, 2022, each of the Compensation Committee and the Board of Directors approved an increase in Mr. Eizenman’s base salary to NIS 73,850 from NIS 70,000 per month. If approved by the shareholders at the Meeting, the proposed increase will be effective retroactively from January 1, 2026.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed increased base salary are in compliance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the increase in the monthly base salary paid to Mr. Liron Eizenman, the Company's President and Chief Executive Officer, from NIS 70,000 per month to NIS 73,850 per month, effective retroactively as of January 1, 2026.”

Pursuant to the Companies Law, approval of Proposal 2 requires the affirmative vote of a Disinterested Majority.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority, inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Silicom, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.

However, as required under the Companies Law, as supplemented by the Foreign Listed Regulations, you should actively inform the Company whether you are a controlling shareholder or have a personal interest in this Proposal 2.

The Board of Directors, with the exception of Mr. Avi Eizenman, who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 3

TO APPROVE AN INCREASE IN THE MONTHLY BASE SALARY OF MR. AVI
EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS

The Compensation Committee and Board of Directors reviewed the monthly base salary currently paid to Mr. Avi Eizenman, the Company's Active Chairman of the Board, which is equal to NIS 102,536 per month, and assessed its compatibility, to ensure that Mr. Eizenman’s base salary remains suitable and appropriate.

After their evaluation and assessment, and noting that no salary increases had been awarded to Mr. Eizenman for four years, each of the Compensation Committee and the Board of Directors approved an increase in Mr. Eizenman’s base salary to NIS 108,175 from NIS 102,536, per month. If approved by the shareholders, the proposed increase will be effective retroactively from January 1, 2026.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed increased base salary are in compliance with the Compensation Policy.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the increase in the monthly base salary paid to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors, from NIS 102,536 per month to NIS 108,175 per month, effective retroactively as of January 1, 2026.”

The approval of the increase in the monthly base salary paid to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman, who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF RESTRICTED STOCK UNITS TO MR. LIRON
EIZENMAN

The Company's Compensation Policy provides that “all Executives are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom’s success – thus linking the Executive's long-term financial interests with the interests of Silicom’s shareholders”. Under the existing Compensation Policy, the maximum value of the variable compensation components shall not exceed eighty-eight percent (88%) of each Executive's total compensation package on an annual basis (the “Cap”).

Our Compensation Committee and Board of Directors have each recommended and approved, a grant of 38,333 Restricted Stock Units (“RSUs”) to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, pursuant to the Company’s Global Share Incentive Plan (the “Plan”).

 Under the proposal, one third of the RSUs will vest on the first anniversary following the date of approval by the Board of Directors, namely, January 29, 2026 (the "Grant Date"), one third will vest on the second anniversary of the Grant Date, and one third will vest on the third anniversary of the Grant Date, subject to Mr. Liron Eizenman continuing to provide services to the Company on such vesting dates.

Each of the Compensation Committee and Board of Directors determined that the proposed grant of RSUs to Mr. Liron Eizenman is in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the grant of 38,333 RSUs to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a Disinterested Majority.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority, inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Silicom, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.

However, as required under the Companies Law, as supplemented by the Foreign Listed Regulations, you should actively inform the Company whether you are a controlling shareholder or have a personal interest in this Proposal 4.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO APPROVE A GRANT OF RESTRICTED STOCK UNITS TO MR. AVI
EIZENMAN

Our Compensation Committee and Board of Directors have each recommended and approved a grant of 42,000 Restricted Stock Units (“RSUs”) to Mr. Avi Eizenman, the Company’s Active Chairman of the Board, pursuant to the Plan.

 Under the proposal, one third of the RSUs will vest on the first anniversary following the date of approval by the Board of Directors, namely, January 29, 2026 (the "Grant Date"), one third will vest on the second anniversary of the Grant Date, and one third will vest on the third anniversary of the Grant Date, subject to Mr. Avi Eizenman continuing to provide services to the Company on such vesting dates.

Each of the Compensation Committee and Board of Directors determined that the proposed grant of RSUs to Mr. Avi Eizenman is in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED to approve the grant of 42,000 RSUs to Mr. Avi Eizenman, Active Chairman of the Board of Directors of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Under the Companies Law, the approval of the RSUs under this Proposal 5, requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman, who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 6

APPROVAL OF AWARDING ANNUAL BONUSES TO MR. YESHAYAHU ("SHAIKE")
ORBACH

Since July 1, 2022 Mr. Orbach has served as the Executive Vice Chairman of the Board following his stepping down as our President and CEO and head of sales and marketing. Since November 1, 2023, following a request by the Company, Mr. Orbach has agreed to spend 25% of his time assisting the Company with its sales activities (the “Services”), until such time as either the Company or Mr. Orbach decide to terminate the Services. In light of these increased efforts and time spent, our Compensation Committee, Board of Directors and shareholders approved, a framework for granting RSUs to Mr. Orbach.

The Compensation Committee and the Board of Directors of the Company determined that Mr. Orbach should be entitled to annual bonuses in line with bonuses paid to the Company’s C-Level officers. Consequently, each of the Compensation Committee and the Board of Directors of the Company, have recommended and approved a framework for awarding annual bonuses to Mr. Orbach, such that the Compensation Committee and the Board of Directors of the Company shall be authorized to award Mr. Orbach an annual bonus equal to a multiple of his monthly fee, corresponding to the average monthly-salary multiple paid as a bonus for that year to the Company's C-Level officers. The bonus shall be payable for each year in which he provides the Services to the Company, commencing for the year 2025, and shall be paid in RSUs up to a maximum of 1,500 RSUs per year; with the value of such RSUs equal to the average closing price of the Company’s ordinary shares over the thirty (30) trading-day period immediately preceding the award of bonuses to the C-Level officers for that year.

“RESOLVED, to approve the authorization of the Compensation Committee and the Board to award annual bonuses in the manner as set forth in this Proposal 6 to Mr. Yeshayahu Orbach.”

The approval of Proposal 6 requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 7

APPOINTMENT OF KESSELMAN & KESSELMAN CERTIFIED PUBLIC
ACCOUNTANTS (Isr.), PWC ISRAEL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF
THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE
COMPENSATION OF SUCH AUDITORS

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel (“PwC Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2026, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of PwC Israel as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 7, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint PwC Israel as the independent public accountants of the Company for the year ending December 31, 2026, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of PwC Israel as the independent public accountants of the Company for the year ending December 31, 2026, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEWING THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2025, AND TRANSACTING SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2025, and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2025 on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2026 and is available at their website, http://www.sec.gov, and also published such financial statements together with the Company's Annual Report on Form 20-F, which was filed with the SEC on April 28, 2026, and is available at their website, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

_________________________________

         Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 28, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 28, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Liron Eizenman Liron Eizenman President and Chief Executive Officer

Kfar Sava, Israel
Date: April 28, 2026